

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Mr. Don A. Turkleson
Chief Financial Officer
Cheniere Energy, Inc.
717 Texas Avenue, Suite 3100
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Response Letter Dated August 31, 2007**
> **File No. 001-16383**

Dear Mr. Turkleson:

We have reviewed your response letter and have the following comment. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 80

Note 1 – Organization and Nature of Operations, page 80

1.   We note from your response to prior comment number two that you are focused only to "a limited extent in oil and gas exploration, development and exploitation;" and your primary focus is "on the development of LNG-related businesses." We also note you "have built a technical and management team that is experienced in the Gulf of Mexico and in various technical specialties required for [y]our exploration program;" and you have been operating the oil and gas exploration and development segment since your stock initially began trading publicly in 1996. Based on your response, and the significance of your LNG-related businesses, it remains unclear why you believe your current operational status does not meet the definition of a development stage enterprise as that term is defined in paragraph 8 and 9 of FAS 7. Please provide further support for your exclusion of the additional information required by paragraphs 11 and 12 of FAS 7.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer O'Brien at (202) 551-3721, or in her absence, Mark Wojciechowski, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief